UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 000-12382
                                                      CUSIP Number:



(Check One): [ X ] Form 10-K and Form 10-KSB   [   ] Form 20-F   [   ] Form 11-K
              ---                               ---               ---
             [   ] Form 10-Q and Form 10-QSB   [   ] Form N-SAR
              ---                               ---


         For Period Ended:    December 31, 2003
                             ------------------------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          -----------------


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                              --------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Veridicom International, Inc.
                          ----------------------------------------------

Former Name if Applicable:    Alpha Virtual, Inc.
                            -------------------------

Address of Principal Executive Office
(Street and Number):   1244 Reamwood Avenue
                      -------------------------------

City, State and Zip Code:   Sunnyvale, California  94089
                           ---------------------------------------------

                              --------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]
                                                           -
                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

A copy of the statement of our certifying accountant pursuant to Rule 12b-25(c) is attached as Exhibit A to this notification of late filing.



                              --------------------

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant requires additional time to review and complete Form 10-KSB because the Registrant requires additional time to finalize its audited financial statements for the year ended December 31, 2003. As recently announced in its current reports on Form 8-K filed February 12, 2004 and February 27, 2004, respectively, the Registrant has recently changed its certifying accountant as well as its fiscal year. The Registrant will file its Annual Report on Form 10-KSB as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report.

                              --------------------

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Paul Mann                              (604)         696-0633
         ----------------------------------------------------------------------
           (Name)                            (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                           [ X ] Yes   [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [   ] Yes   [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Veridicom International, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      March 29, 2004                    By:   /s/ Paul Mann
           ----------------                        ----------------------------
                                                   Paul Mann
                                                   President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

                 Intentional misinformation or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                                                       Exhibit A



                                 AJ ROBBINS, PC
                          CERTIFIED PUBLIC ACCOUNTANTS
                           216 16TH STREET, SUITE 600
                             DENVER, COLORADO 80202


EXHIBIT I
March 30, 2004


Securities and Exchange Commission 450 5th Street N.W.
Washington, D.C.  20549


Re:  Veridicom International, Inc.  Form 10-KSB

Dear Sir or Madam:


The Company is unable to file its 2003 Annual Report on Form 10-KSB within the prescribed time period because it has experienced certain difficulties in providing the requisite information to this Firm.

Very truly yours,


AJ ROBBINS, PC


By /s/ AJ ROBBINS, CPA
   -----------------------
   AJ Robbins, CPA